

SEC      18001544      )N

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 53696 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING    **01/01/2017**    AND ENDING    **12/31/2017**

                MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**ENDEAVOR CAPITAL HOLDINGS GROUP, LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**30 BROAD STREET SUITE 1445**

(No. and Street)

**NEW YORK**              **New York**                 **10004**

(City)                           (State)                           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**JON DEMICHIEL**                                     **212-668-4600**

                                                     (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAS, LLP**

(Name – if individual, state last, first, middle name)

**132 NASSAU STREET SUITE 1023**       **NEW YORK**            **NY**        **10058**

(Address)                             (City)                         (State)                  (Zip Code)

CHECK ONE:

☒   Certified Public Accountant
☐   Public Accountant
☐   Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, __JON DEMICHIEL__ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__ENDEAVOR CAPITAL HOLDINGS GROUP, LLC__ _____ , as

of __December 31__ _____ , 20 __17__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 _19_

_Dierdre Steinhaus Ainbinder_
Notary Public

_Jon DeMichiel_
Signature

__CEO__
Title

This report** contains (check all applicable boxes):

- ☒ (a)  Facing page.
- ☒ (b)  Statement of Financial Condition.
- ☐ (c)  Statement of Income (Loss).
- ☐ (d)  Statement of Changes in Financial Condition.
- ☐ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)  Computation of Net Capital.
- ☐ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)  An Oath or Affirmation.
- ☐ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ENDEAVOR CAPITAL HOLDINGS GROUP, LLC**

Financial Statements

December 31, 2017

**ENDEAVOR CAPITAL HOLDINGS GROUP, LLC**

**December 31, 2017**

**Table of Contents**

|  | PAGE |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 1 |
| STATEMENT OF FINANCIAL CONDITION | 2 |
| NOTES TO FINANCIAL STATEMENTS | 3-5 |



# LERNER & SIPKIN
### CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Endeavor Capital Holdings Group, LLC
30 Broad Street – Suite 1445
New York, NY 10004

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Endeavor Capital Holdings Group, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Endeavor Capital Holdings Group, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of Endeavor Capital Holdings Group, LLC's management. Our responsibility is to express an opinion on Endeavor Capital Holdings Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Endeavor Capital Holdings Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Endeavor Capital Holdings Group, LLC's auditor since 2014.

New York, NY
February 6, 2018

# ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2017

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 18,033 |
| Due from related parties (Note 4) | | 17,450 |
| **TOTAL ASSETS** | $ | **35,484** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts Payable and accrued expenses | $ | 7,150 |
| **TOTAL LIABILITIES** | $ | **7,150** |
| Commitments and Contingencies (Notes 3 and 4) | | |
| Member's Equity (Note 3) | $ | 28,334 |
| **TOTAL MEMBER'S EQUITY** | | **28,334** |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | **35,484** |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Endeavor Capital Holdings Group, LLC. (the "Company") is a New York limited liability company, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Endeavor Holdings, Inc. (the "Parent"). The Company is not currently conducting business.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis. Private placement fees are recorded upon the completion of the private securities offering.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and all of the Company's earnings are reported on the Parent's tax returns.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax-related appeals or litigation processes based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $10,884 which is $ 5,884 in excess of its required net capital minimum of $ 5,000. The Company's aggregate indebtedness to net capital ratio was 0.6569 to 1.

During the year ended December 31, 2017, the Company was not out of compliance with its required minimum net capital under Rule 15c3-1 at any time. Had they been in net capital non-compliance, the SEC and the FINRA would have been notified as per regulations. The Company was inactive during the year ended December 31, 2017 and did not conduct a securities business.

NOTE 4 – MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with a related entity in which the Company utilizes the services of the related entity in exchange for a monthly payment of $1205. The agreement provides that the Company will receive share in the use of office space and communications equipment. For the year ended December 31, 2017, the Company issued the related entity $ 118,020 in paid in capital for intercompany expense reimbursements for 2017.

Additionally, the Company has advanced an owner of the Parent $ 17,450. This amount has no specific terms of repayment, nor is imposed a set interest rate. It is due upon demand.

NOTE 5 - 15C3-3 EXEMPTION

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions, if any, are executed and cleared on behalf of the Company by its clearing broker-dealer, of which there were none in 2017, nor was an active clearing agreement with a clearing broker-dealer in place at any time in 2017.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, deposits with a clearing-broker, amounts due from related parties, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 7 - GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2017 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. A Member has pledged any additional support to the Company to enable it to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2017 that would require disclosure in the financial statements as of December 31, 2017.